

October 18, 2010

<u>Via Mail and Fax</u>

Stephen E. Hare
Senior Vice President and Chief Financial Officer
Wendy's/Arby's Group, Inc.
1155 Perimeter Center West
Atlanta, GA 30338

      Re: Wendy's/Arby's Group, Inc.
              Form 10-K for the Fiscal Year Ended January 3, 2010
              Filed March 4, 2010
              File No. 001-02207

Dear Mr. Hare:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                  Sincerely,

                                    Lyn Shenk
                                    Branch Chief